Exhibit 99.1

InMode Reports Record Fourth Quarter and Full Year 2019 Financial Results
Quarterly Revenues of $47 Million Represent 63% Year over Year Growth

YOKNEAM, Israel, February 18, 2020/ PRNewswire/-- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights:

•	Record quarterly revenue of $47 million, an increase of 63% compared to the fourth quarter in 2018
•
GAAP net income attributable to InMode Ltd. of $19.0 million, compared to a $0.2 million loss attributable to InMode Ltd.  in the fourth quarter in 2018; *non-GAAP net income attributable to InMode Ltd. of $19.3 million

•	GAAP and *non-GAAP fully diluted earnings per share of $0.46
•	Total cash position of $193.4 million as of December 31, 2019, including cash and cash equivalents, marketable securities and short-term bank deposits
Full Year 2019 Highlights:

•	Record full year revenue of $156.4 million, an increase of 56% as compared to 2018
•	GAAP net income attributable to InMode Ltd. of $61.1 million, a 173% increase year-over-year; *non-GAAP net income attributable to InMode Ltd. of $62.4 million, a 95% increase year-over-year
•	GAAP fully diluted earnings per share of $1.60, an increase of 158% as compared to 2018; *non-GAAP fully diluted earnings per share of $1.63, an increase of 81% year-over-year
•	68% increase in international (non-U.S.) revenue as compared to 2018

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2019	Q4 2018	FY 2019	FY 2018
Revenues	$47,002	$28,783	$156,361	$100,162
Gross Margins	87%	86%	87%	85%
Net Income (Loss) Attributable to InMode Ltd.	$19,038	$(213)	$61,145	$22,371
Earnings (Loss) per Diluted Share	$0.46	$(0.01)	$1.60	$0.62

Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2019	Q4 2018	FY 2019	FY 2018
Net Income Attributable to InMode Ltd.	$19,311	$7,826	$62,390	$31,916
Earnings per Diluted Share	$0.46	$0.22	$1.63	$0.90

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are part of this release. Non-GAAP results exclude stock-based compensation, legal settlements and loss contingencies related to sublicense agreement, as well as related tax adjustments.

Management Comments
In 2015, the U.S. Food and Drug Administration (“FDA”) cleared InMode’s new and proprietary Bipolar Radio Frequency technology, which enabled further development and marketing of Subdermal Adipose Remodeling Devices (SARD – BodyTite, FaceTite, AccuTite and Morpheus8). With this new technology, InMode introduced a new category: “Minimally Invasive and Subdermal Ablative Aesthetic Surgery”, that enables physicians to provide solutions to patients that do not want to suffer from the shortcomings of full plastic surgery yet would like to obtain comparable results (“Treatment Gap patients”).

The success of InMode's Subdermal Adipose Remodeling Devices (SARD) in the minimally invasive and subdermal ablative space inspired InMode to apply the same principles of facial and body reshaping to the non-invasive market in a hands-free application. As such, InMode developed two FDA-cleared distinct hands-free platforms: the Evolve for body and the Evoke for face.

The introduction of Evolve and Evoke to the market created yet another new category within the aesthetic market:  “Hands-Free Aesthetic Procedures.” Currently, these two proprietary and protected categories (aesthetic surgery and hands-free aesthetic procedures) are expected to be the primary growth engines for InMode in the coming years.

As for global reach - InMode continues to develop the U.S. and international markets through its network of subsidiaries and distributors. In addition, InMode continues to work on clinical and obtaining regulation approval in various countries, recently receiving ANVISA clearance from Brazil, and additional approvals in the U.S. (FDA), Canada, Taiwan and other countries in Eastern Europe.

2020 Financial Outlook

Management provided an outlook for the full year of 2020, the period ending December 31, 2020. Based on current estimates, management expects:

●	$190 million to $198 million in revenue

●	85%-87% in Gross Margins

●	*Non-GAAP Income from Operations - $76 million to $80 million

●	*Non-GAAP Earnings per Diluted Share - $1.85 - $1.93

This outlook is not guarantee of future performance and stockholders should not place under reliance on such forward-looking statements. See “Forward-Looking Statements” for additional information.

Fourth Quarter 2019 Financial Results

Total revenues for the fourth quarter of 2019 were $47.0 million, an increase of 63% as compared to the fourth quarter in 2018. This growth was driven primarily by the continued expansion of InMode’s direct sales organization in the United States. Additionally, InMode continued to gain traction in international markets, with international revenue growing 71% year-over-year.

Gross margin for the fourth quarter of 2019 was 87% compared to a gross margin of 86% in the fourth quarter of 2018.

GAAP operating margin for the fourth quarter of 2019 was 38%, compared to 5% in the fourth quarter of 2018. *Non-GAAP operating margin for the fourth quarter of 2019 was 39%, compared to 33% in the fourth quarter of 2018. This increase is primarily attributable to the increase in our gross profit exceeding the increase in our operating expenses as a result of the company’s accelerated growth.

InMode reported GAAP net income attributable to InMode Ltd. of $19.0 million, or $0.46 per diluted share in the fourth quarter of 2019. This is compared with GAAP net loss attributable to InMode Ltd. of $(0.2) million, or $(0.01) per diluted share, in the fourth quarter of 2018. The loss in the fourth quarter of 2018 was due to a one-time provision for a settlement agreement InMode entered into in January 2019. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $19.3 million, or $0.46 per diluted share in the fourth quarter of 2019 compared to $7.8 million, or $0.22 per diluted share, in the fourth quarter of 2018.

Full Year 2019 Financial Results

Total revenues for 2019 were $156.4 million, an increase of 56% as compared to 2018. This growth was driven primarily by the continued expansion of InMode’s direct sales organization in the United States. In addition, InMode has been gaining traction in international markets, with international revenue growing 68% year-over-year.

Gross margin for 2019 was 87% compared to a gross margin of 85% in 2018.

GAAP operating margin for 2019 was 38%, compared to the operating margin of 23% in 2018. *Non-GAAP operating margin for 2019 was 39%, compared to the operating margin of 33% in the full year of 2018. InMode reported GAAP net income attributable to InMode Ltd. of $61.1 million, or $1.60 per diluted share in 2019. This is compared with GAAP net income attributable to InMode Ltd of $22.4 million, or $0.62 per diluted share, in 2018. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $62.4 million, or $1.63 per diluted share, in the full year of 2019 compared to net income attributable to InMode Ltd. of $31.9 million, or $0.90 per diluted share, in the full year of 2018.

As of December 31, 2019, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $193.4 million, of which approximately $70 million in net proceeds were raised in InMode’s initial public offering.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are part of this release. Non-GAAP results exclude stock-based compensation, legal settlements and loss contingencies related to sublicense agreement, as well as related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP fully diluted earnings per share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly-titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release. We have not provided a reconciliation of non-GAAP financial measures included in “2020 Financial Outlook” to the corresponding GAAP financial measure on a forward-looking basis due to the potential variability, limited visibility and unpredictability.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, and Mr. Yair Malca, Chief Financial Officer, will host a conference call today, February 18, 2020, at 9 a.m. Eastern Time.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-866-777-2509
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5413
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/. A replay of the conference call will be available from February 18, 2020 at 12 p.m. Eastern Time to March 3, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10137694

A replay will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described “2020 Financial Outlook”. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in our prospectus (included in the Registration Statement on Form F-1, filed with the Securities and Exchange Commission (File No. 333-232615), as amended) and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
REVENUES	47,002	28,783	156,361	100,162
COST OF REVENUES	6,045	3,939	20,238	15,057
GROSS PROFIT	40,957	24,844	136,123	85,105
OPERATING EXPENSES:
Research and development	1,587	1,354	5,699	4,180
Sales and marketing	20,127	12,521	66,848	44,622
General and administrative	1,265	1,656	3,958	4,814
Legal settlements and loss contingencies	-	8,000	-	8,000
TOTAL OPERATING EXPENSES	22,979	23,531	76,505	61,616
INCOME FROM OPERATIONS	17,978	1,313	59,618	23,489
Finance income (expenses), net	1,159	(487)	2,423	136
INCOME BEFORE TAXES	19,137	826	62,041	23,625
INCOME TAXES	165	1,045	883	1,260
NET INCOME	18,972	(219)	61,158	22,365
Less: Net income (loss) attributable to non-controlling interests	(66)	(6)	13	(6)
NET INCOME (LOSS) ATTRIBUTABLE TO INMODE LTD.	19,038	(213)	61,145	22,371

NET INCOME (LOSS) PER SHARE (1):
Basic	0.58	(0.01)	2.09	0.82
Diluted	0.46	(0.01)	1.60	0.62
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	32,781	26,682	29,232	26,614
Diluted	41,639	35,052	38,059	35,007

(1) The number shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	December 31, 2019	December 31, 2018
Assets
CURRENT ASSETS:
Cash and cash equivalents	44,727	24,721
Marketable securities	120,144	26,532
Short-term bank deposits	28,491	10,045
Accounts receivable, net of allowance for doubtful accounts	6,628	7,008
Other receivables	3,810	2,495
Inventories	9,408	6,963
TOTAL CURRENT ASSETS	213,208	77,764
NON-CURRENT ASSETS:
Accounts receivable	374	544
Deferred offering costs	-	895
Deferred income taxes, net	1,899	1,309
Operating lease right-of-use assets	1,369	-
Property and equipment, net	935	544
Other investments	600	-
TOTAL NON-CURRENT ASSETS	5,177	3,292
TOTAL ASSETS	218,385	81,056

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	3,702	4,509
Contract liabilities	15,587	5,755
Other liabilities	13,205	9,165
Accrued contingencies	-	10,000
TOTAL CURRENT LIABILITIES	32,494	29,429
NON-CURRENT LIABILITIES:
Contract liabilities	3,813	3,982
Other liabilities	1,494	771
Operating lease liabilities	744	-
Deferred income taxes, net	37	11
TOTAL NON-CURRENT LIABILITIES	6,088	4,764
TOTAL LIABILITIES	38,582	34,193

REDEEMABLE NON-CONTROLLING INTEREST	-	2,187

TOTAL SHAREHOLDERS’ EQUITY	179,803	44,676
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	218,385	81,056

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	18,972	(219)	61,158	22,365
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88	53	302	184
Share-based compensation expenses	358	181	1,557	1,947
Allowance for doubtful accounts	(55)	10	78	(33)
Loss (gains) on marketable securities, net	3	101	3	(21)
Changes in fair value of marketable securities, net	-	504	-	291
Finance income, net	(440)	(45)	(835)	(45)
Deferred income taxes, net	(383)	(424)	(594)	(592)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,046	(191)	449	(571)
Increase in other receivables	(666)	(1,100)	(1,316)	(1,171)
Increase in inventories	(913)	(1,352)	(2,445)	(1,891)
Increase (decrease) in accounts payable	(667)	21	92	541
Increase in other liabilities	1,676	2,898	4,094	2,631
Increase in contract liabilities	8,400	1,024	9,663	5,251
Increase (decrease) in accrued contingencies	-	8,000	(10,000)	8,000
Net cash provided by operating activities	27,419	9,461	62,206	36,886
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(13,500)	(5,000)	(47,810)	(10,000)
Proceeds from short-term deposit	11,000	-	29,500	-
Purchase of fixed assets	(175)	(88)	(693)	(381)
Other investments	(600)	-	(600)	-
Purchase of marketable securities	(82,802)	(15,800)	(165,423)	(38,346)
Proceeds from sale of marketable securities	54,471	15,576	72,574	18,988
Net cash (used in) investing activities	(31,606)	(5,312)	(112,452)	(29,739)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering of ordinary shares, net of offering costs	-	-	69,784	-
Exercise of options	74	10	389	186
Net cash provided by financing activities	74	10	70,173	186
EFFECT OF EXCHANGE RATE CHANGES ON CASH	135	(64)	79	(205)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,978)	4,095	20,006	7,128

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	48,705	20,626	24,721	17,593
CASH AND CASH EQUIVALENTS AT END OF PERIOD	44,727	24,721	44,727	24,721

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Revenues by Geography:
United States	36,386	22,565	124,199	81,063
International	10,616	6,218	32,162	19,099
Total Net Revenue	47,002	28,783	156,361	100,162
U.S. as percentage of total revenue	77%	78%	79%	81%

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31, 2019			Three months ended December 31, 2018
	GAAP	Stock Based Compensation	Non-GAAP	GAAP	Stock Based Compensation	Legal settlements and loss contingencies	Non-GAAP
REVENUES	47,002	-	47,002	28,783	-	-	28,783
COST OF REVENUES	6,045	(32)	6,013	3,939	(2)	-	3,937
GROSS PROFIT	40,957	32	40,989	24,844	2	-	24,846
OPERATING EXPENSES:
Research and development	1,587	(13)	1,574	1,354	(52)	-	1,302
Sales and marketing	20,127	(271)	19,856	12,521	(114)	-	12,407
General and administrative	1,265	(42)	1,223	1,656	(13)	-	1,643
Legal settlements and loss contingencies	-	-	-	8,000	-	(8,000)	-
TOTAL OPERATING EXPENSES	22,979	(326)	22,653	23,531	(179)	(8,000)	15,352
INCOME FROM OPERATIONS	17,978	358	18,336	1,313	181	8,000	9,494
Finance income (expenses), net	1,159	-	1,159	(487)	-	-	(487)
INCOME BEFORE TAXES	19,137	358	19,495	826	181	8,000	9,007
INCOME TAXES	165	85	250	1,045	142	-	1,187
NET INCOME (LOSS)	18,972	273	19,245	(219)	39	8,000	7,820
Less: Net income (loss) attributable to non-controlling interests	(66)	-	(66)	(6)	-	-	(6)
NET INCOME (LOSS) ATTRIBUTABLE TO INMODE LTD.	19,038	273	19,311	(213)	39	8,000	7,826

NET INCOME (LOSS) PER SHARE (1):
Basic	0.58		0.59	(0.01)			0.29
Diluted	0.46		0.46	(0.01)			0.22
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	32,781		32,781	26,682			22,682
Diluted	41,639		41,657	35,052			35,080

(1) The number of shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Year Ended December 31, 2019			Year Ended December 31, 2018
	GAAP	Stock Based Compensation	Non-GAAP	GAAP	Stock Based Compensation	Legal settlements and loss contingencies	Non-GAAP
REVENUES	156,361	-	156,361	100,162	-	-	100,162
COST OF REVENUES	20,238	(94)	20,144	15,057	(25)	-	15,032
GROSS PROFIT	136,123	94	136,217	85,105	25	-	85,130
OPERATING EXPENSES:
Research and development	5,699	(179)	5,520	4,180	(63)	-	4,117
Sales and marketing	66,848	(1,158)	65,690	44,622	(1,817)	-	42,805
General and administrative	3,958	(126)	3,832	4,814	(42)	-	4,772
Legal settlements and loss contingencies	-	-	-	8,000	-	(8,000)	-
TOTAL OPERATING EXPENSES	76,505	(1,463)	75,042	61,616	(1,922)	(8,000)	51,694
INCOME FROM OPERATIONS	59,618	1,557	61,175	23,489	1,947	8,000	33,436
Finance income, net	2,423	-	2,423	136	-	-	136
INCOME BEFORE TAXES	62,041	1,557	63,598	23,625	1,947	8,000	33,572
INCOME TAXES	883	312	1,195	1,260	402	-	1,662
NET INCOME	61,158	1,245	62,403	22,365	1,545	8,000	31,910
Less: Net income (loss) attributable to non-controlling interests	13	-	13	(6)	-	-	(6)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	61,145	1,245	62,390	22,371	1,545	8,000	31,916
NET INCOME PER SHARE (1):
Basic	2.09		2.13	0.82			1.18
Diluted	1.60		1.63	0.62			0.90
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (1)
Basic	29,232		29,232	26,614			26,614
Diluted	38,059		38,085	35,007			35,058

(1) The number of shares have been adjusted retroactively for a 1-for-1.789 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated July 24, 2019